Execution Copy        Exhibit 99 -55

FIRST AMENDMENT TO
AMENDMENT AND RESTATEMENT OF
MASTER TRUST AGREEMENT

This First Amendment to the Amendment and Restatement of Master Trust Agreement (the “Amendment”) is made and entered into by and between JPMorgan Chase Bank, N.A. (the “Trustee”), DTE Energy Corporate Services, LLC (“the Employer”) and DTE Energy Investment Committee (“Plan Administrator”).

WHEREAS, the Trustee, Employer and Plan Administrator are parties to an Amendment and Restatement of Master Trust Agreement dated as of October 15, 2010 (the “Agreement”) pertaining to the DTE Energy Company Savings and Stock Ownership Plan; Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America; Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers; MichCon Investment and Stock Ownership Plan; (the “Plan”);

WHEREAS, the parties desire to amend the Agreement;

NOW, THEREFORE, in accordance with Section Thirteenth of the Agreement, the Trustee, the Employer and the Administrator do hereby agree to amend the Agreement, to be effective as of March 19 , 2013, (“Effective Date”) in the following respects for plan name change:

1. All references to the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America in the Agreement shall be removed and replaced with DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of Utility Workers Union of America.

2.All references to the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers in the Agreement shall be removed and replaced with DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of International Brotherhood of Electrical Workers.

3.All references to the MichCon Investment and Stock Ownership Plan shall be removed and replaced with DTE Gas Company Investment and Stock Ownership Plan.

4.This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Amendment. The parties’ execution and delivery of this Amendment by facsimile, email, or electronic copies shall have the same force and effect as execution and delivery of an original.

5.Except as modified herein, all other provisions of the Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the day and year written below.

JPMORGAN CHASE BANK, N.A.

By: /s/Gerard T. Reilly, Jr.

Name:      Gerard T. Reilly, Jr.

Title:     Assistant Vice President

DTE ENERGY CORPORATE SERVICES, LLC

By: /s/Lisa A. Muschong

Name:      Lisa A. Muschong

Title:     Corporate Secretary & Chief of Staff

DTE ENERGY INVESTMENT COMMITTEE

By: /s/Paul B. Cavazos

Name:      Paul B. Cavazos

Title:     Secretary